E.T.C. INDUSTRIES LTD.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

02015204

January 3, 2002

Securities & Exchange Commission
Division of Corporate Finance
450 – 5th Street N.W.
Washington, DC
20549

Attn: Filing Desk

SUPPL

RECEIVED FEB 13 2002

Dear Sirs:

Re: E.T.C. Industries Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b), Securities Act of 1934
File No.82-1508

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for the period October 1 - December 31, 2001:

1) November 20/01 letter to B.C. Securities Commission ("BCSC") c/w Report Form 51-901F and Interim Financials for nine-months ended September 30/01.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Yours truly,

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Gary Musil,
Secretary/Director

Received as above
per: ______________________
Print Name

GM/rm

Enclosures

dw 2/19

E.T.C. INDUSTRIES LTD.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

November 20, 2001

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sirs or Madam:

Re: E.T.C. Industries Ltd. (the "Company")

The enclosed material was sent by prepaid mail to all Supplemental Mail List respondents of the above-mentioned Company on November 20, 2001.

We are filing this material with you in compliance with the regulations.

Enclosed please find:

Quarterly Report BC Form 51-901 F and Interim Financial Statements for the nine-month period ended September 30, 2001.

Yours truly,

"Gary Musil"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. -Canadian Venture Exchange, Attn: Listings Dept.
-Alberta Securities Commission (SEDAR)
-Martin & Associates, Solicitors
-Jones Richards & Co., C.G.A.
-CIBC Mellon Trust Company, Attn: Van Bot
-Securities & Exchange Commission, Wash. DC, USA
-Directors (3)

Quarterly Report - BC Form 51-901 F

ISSUER DETAILS

For Quarter Ended:	*September 30, 2001*
Date of Report:	*November 19, 2001*
Name of Issuer:	*E.T.C. Industries Ltd.*
Issuers Address:	*#600 - 625 Howe Street* *Vancouver, B.C. V6C 2T6*
Issuer Fax Number:	*604-683-1350*
Issuer Phone Number:	*604-683-6648*
Contact Person:	*Gary Musil*
Contact Position:	*Secretary/Director*
Contact Telephone Number:	*604-683-6648*
Contact E-Mail Address:	gmusil@direct.ca
Website Address:	www.etcindustries.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Directors Name:	*Kenneth B. Liebscher*	Date Signed:	*November 19, 2001*
Directors Name:	*Gary Musil*	Date Signed:	*November 19, 2001*

E.T.C. INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR

NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2001
(SEPTEMBER 30, 2000)

UNAUDITED
Prepared by Management

Unaudited
Prepared by Management

E.T.C. INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2001 AND DECEMBER 31, 2000

	2001	2000
Current Assets		
Cash	$ 1,154	$ 16,141
Accounts receivable	-	796
Prepaid expenses	375	-
	1,529	16,937
Capital assets, net	3,295	4,245
Investment	1	1
Petroleum Prospects	1,000	1,000
Electric Powered Vehicle Technology	1	1
	5,826	$ 22,184

LIABILITIES

	2001	2000
Current Liabilities		
Accounts payable	$ 51,581	$ 39,284
Due to related parties	31,861	22,350
	83,442	61,634
Loan Payable	35,200	33,550

SHAREHOLDERS' EQUITY

	2001	2000
Share Capital	3,739,006	3,723,856
Contributed Surplus	6,000	6,000
Deficit	(3,857,822)	(3,802,856)
	(112,816)	(73,000)
	$ 5,826	$ 22,184

Approved on behalf of the Board

Director

Director

Unaudited
Prepared by Management

E.T.C. INDUSTRIES LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

(with comparative unaudited, consolidated figures for September 30, 2000)

	2001		2000	
ADMINISTRATIVE COSTS	Three months ended Sep 30	Nine months ended Sep 30	Three months ended Sep 30	Nine months ended Sep 30
Amortization	$ 314	$ 942	$ 447	$ 1,340
Bank charges and interest	807	2,321	883	14,840
Management fees	7,500	26,500	13,500	40,500
Office supplies and secretarial	2,869	8,670	3,075	11,813
Professional fees	-	2,160	2,957	4,294
Regulatory fees	(46)	2,586	3,075	6,490
Rent	1,350	4,950	1,501	7,826
Telephone and fax	78	527	134	148
Transfer agent fees	1,038	4,170	1,065	4,336
Travel and promotion	97	2,140	14,999	46,988
	14,007	54,966	41,636	138,575
TOTAL ADMINISTRATIVE COSTS	14,007	54,966	41,636	138,575
NET LOSS FOR THE PERIOD	$ 14,007	$ 54,966	$ 41,636	$ 138,575
Deficit, beginning of period	$ (3,843,815)	$ (3,802,856)	$ (3,573,417)	(3,476,478)
Deficit, end of period	(3,857,822)	(3,857,822)	$ (3,615,053)	(3,615,053)

Unaudited
Prepared by Management

E.T.C. INDUSTRIES LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

(with comparative unaudited, consolidated figures for September 30, 2000)

	2001		2000	
	Three months ended Sep 30	Nine months ended Sep 30	Three months ended Sep 30	Nine months ended Sep 30
OPERATING ACTIVITIES				
Net loss for the period	$ (14,007)	$ (54,966)	$ (41,636)	$ (138,575)
Adjustments				
Amortization	314	942	447	1,340
	(13,693)	(54,024)	(41,189)	(137,235)
Changes in non-cash working capital items				
Increase (Decrease) in accounts payable	13,385	11,545	(362,475)	(403,987)
	375	(375)	375	(375)
Decrease (Increase) in accounts receivable	1,596	1,556	705	(563)
	1,663	(41,298)	(402,584)	(542,160)
INVESTING ACTIVITIES				
Deferred exploration and development	-	-	(121)	(8,677)
	-	-	(121)	(8,677)
FINANCING ACTIVITIES				
Issuance of share capital		15,150	477,935	549,435
Share subscription advance		-	-	(20,000)
Shareholders' loans	(2,000)	9,511	(75,317)	(11,133)
Loan payable	550	1,650	639	33,256
	(1,450)	26,311	403,257	551,558
CHANGE IN CASH	213	(14,987)	552	721
CASH, beginning of period	941	16,141	363	194
CASH, end of period	$ 1,154	$ 1,154	$ 915	$ 915

Unaudited
Prepared by Management

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2001

1) NATURE AND CONTINUED OPERATIONS

E.T.C. Industries Ltd. (the "Company") is primarily engaged in the acquisition, exploration and development of resource properties. Funding for operations is obtained through public and private share issuances and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient debt restructuring plan, receive continued support from related parties, complete sufficient public equity financing, or generate profitable operations in the future.

2) ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended December 31, 2000. It is suggested that the interim consolidated financial statements be read in the conjunction with the annual consolidated financial statements.

3) PRINCIPALS OF CONSOLIDATION

These financial statements include the accounts and operations of Electric Car Company, a wholly-owned subsidiary, incorporated in the State of Nevada on November 24, 1993. Further details on consolidation should be read in conjunction with the annual consolidated financial statements as at December 31, 2000.

4) SHARE CAPITAL

During the nine months ended September 30, 2001 and the year ended December 31, 2000, changes in the share capital were as follows:

	2001		2000	
	Number	$ Amount	Number	$ Amount
Balance, beginning of year	21,025,290	3,723,856	15,391,940	3,124,921
Issued during the year for:				
- Cash	151,500	15,150	1,464,000	182,000
- Debt	Nil	Nil	4,114,350	411,435
- Property acquisitions	Nil	Nil	55,000	5,500
Balance, end of quarter/year	21,176,790	$3,739,006	21,025,290	$3,723,856

E.T.C. INDUSTRIES LTD.

(the "Company")

SCHEDULE B:

SUPPLEMENTARY INFORMATION
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2001

SECTION 1 - ANALYSIS OF EXPENSES AND DEFERRED COSTS

There were no deferred costs, exploration and development expenses in the first nine months ending September 30, 2001. Administrative expenses are detailed in Schedule A.

SECTION 2 - RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR TO DATE

The aggregate amount of expenditures accrued/paid to parties not at arms length from the Company was $61,100 during the current fiscal year to date.

- $13,500 was paid; $13,000 was accrued in management fees to a company managed by a director;
- $1,650 was paid; $5,050 was accrued in office service fees to a company managed by a director;
- $6,750 was accrued in office rent & overhead with a company which has common directors;
- $14,500 was received and $5,000 was repaid as shareholder loans;
- $1,650 was accrued in loan interest payable to a director of the Company.

SECTION 3 - SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

(a) Securities Issued during the quarter ended September 30, 2001:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
NIL							

(b) Options Granted during the quarter ended September 30, 2001:

Date Granted	No. of Options	Director or Employee	Exercise Price	Expiry Date
NIL				

SECTION 4 - SUMMARY OF SECURITIES AS AT SEPTEMBER 30, 2001

(a) Authorized share capital – 100,000,000 common shares without par value.

(b) The Company has issued and allotted shares of its capital stock totalling 21,176,790 for a value of $3,739,006

(c) Options, warrants, and convertible securities outstanding as at September 30, 2001:

(i) Directors & Other Stock Options

Name of Optionee	Position (Director/Sr. Officer/Employee/ Consultant)	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Kenneth B. Liebscher	Director/Sr. Officer	105,000 423,500	$0.15 $0.10	Dec. 21, 2001 Nov. 14, 2002	500,000
Ian B. Woods	Director	Nil	---	---	Nil
Jake Bottay	Director	Nil	---	---	Nil
Richard H. Lonsdale	Employee	78,000	$0.10	September 26, 2002	80,000
Gary Musil	Director/Sr. Officer	275,000	$0.10	Nov. 14, 2002	500,000
TOTAL		881,500			1,080,000

(ii) Warrants (pursuant to Private Placements)

Number	Exercise Price	Expiry Date
	NIL	

(iii) Agent's Warrants

NIL

(d) Shares in escrow or subject to pooling as at September 30, 2001: NIL

SECTION 5 - LIST OF DIRECTORS/OFFICERS AS AT REPORT DATE:

Kenneth B. Liebscher.................President/Director
Gary Musil................................Secretary/Director
Ian B. Woods.............................Director
Jake Bottay................................Director

E.T.C. INDUSTRIES LTD.
(the "Company")

SCHEDULE C:
MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS IN THE QUARTER ENDED SEPTEMBER 30, 2001 AND UP TO THE DATE OF THIS REPORT:

1. Nature of Business:

The Company was previously engaged in the research and development of electric vehicles and currently owns the MI6 electric car, which is licensed in the State of California, U.S.A. The Company has been entertaining offers to purchase this technology during the year.

During 1995/96 the Company was also engaged in the drilling and exploration of petroleum wells in Kentucky, U.S.A. with minimum success.

Since December 31, 1996 year-end the Company has begun to pursue the development of mineral resource exploration properties. With low gold prices causing major gold mine closures, management also feels it is wise to pursue other exploration activity. During the year 2000/2001 the Company was active in reviewing potential platinum (PGE) prospects, and continues to pursue mineral resources properties.

2. Operations Detail and Financial Condition:

(a) Acquisitions & Dispositions: Nil

(b) Material Expenditures:

During the nine months of 2001 the Company has succeeded in reducing General and Administrative Expenses by $83,609 or 60.3%. The largest reduction was in travel and promotion ($46,988 in 2000, $2,140 in 2001). The Company has elected not to accrue the monthly fees under the investor relations agreement during the period of inactivity. With the reduction last year of $411,435 in payables through the issuance of shares for debt it has reflected a large decrease in interest charges ($14,840 in 2000, $2,321 in 2001). In addition during inactive status the Company cannot accrue aggregate management fees of more than $2,500 per month, hence ($40,500 in 2000, and only $26,500 for the same period in 2001).

(c) News Releases & Material Change Reports:

June 21, 2001 - At the annual general meeting held June 20, 2001, the shareholders re-elected Kenneth B. Liebscher, Gary Musil, Ian B. Woods and Jake Bottay as directors.

The shareholders also approved all resolutions put forth including the special resolutions authorizing the board to proceed with the 10 to 1 rollback/consolidation and name change as they deem required.

The board of directors will report on the reactivation of the Company, acquisition of a resource property and financing as soon as progress in made on these matters.

Mr. Liebscher was reappointed President and Gary Musil as Corporate Secretary.

(d) Investor Relations Activities:

The Company has continued its investor relations agreement with Baron-Marney Capital effective November 30/98. Subsequent to the year end the parties have agreed not to incur/charge the monthly fee until the services and activity warrants the requirements of the agreement.

On November 14, 2000 the Company has re-launched its website. See www.etcindustries.com for current corporate information, news releases, financial statements and stock activity

(e) Breaches of corporate, securities or other laws, or of the Company's listing agreement with the Canadian Venture Exchange:

None

(f) Regulatory Approval:

On March 1, 2001 the Company received advance notice with a deadline of September 1, 2001 in which to provide a submission to the Exchange evidencing that it meets Tier 2 Maintenance Requirements ("TMR").

On May 17, 2001 the Company completed a response to the Exchange.

On May 28, 2001 the Exchange replied to the Company request for an extension to their Inactive status deadline, however this was not granted.

On September 28, 2001 the Company has been deemed Inactive in accordance with Exchange Policy 2.6. A comprehensive plan for reactivation must be filed with the Exchange by September 8, 2002. Trading in the securities of the Company will continue under the Inactive designation.

3. Subsequent Events

None

4. Financings, Principal Purposes and Milestones

None

5. Liquidity and Solvency

The Company's management is actively seeking financing to provide additional working capital for acquisitions of additional resource interests and review of other projects presented to them.